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Exhibit 99.3

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following is management's discussion and analysis ("MD&A") of DragonWave Inc.'s consolidated results of operations and financial condition for the three months and nine months ended November 30, 2012. This MD&A is dated January 9, 2013 and should be read in conjunction with our unaudited consolidated interim financial statements and corresponding notes for the three and nine months ended November 30, 2012 and the Annual Information Form for the year ended February 29, 2012 (the "AIF") which is available at www.sedar.com (SEDAR) and www.sec.gov/edgar/searchedgar/companysearch.html (EDGAR) as an exhibit to our Annual Report on Form 40-F for the year ended February 29, 2012.

        The consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (GAAP) and are reported in US dollars ("USD"). The information contained herein is dated as of January 9, 2013 and is current to that date, unless otherwise stated. Our fiscal year commences March 1 of each year and ends on the last day of February of the following year.

        In this document, "we", "us", "our", "Company" and "DragonWave" all refer to DragonWave Inc. collectively with its direct and indirect subsidiaries. The content of this MD&A has been approved by our Board of Directors, on the recommendation of its Audit Committee.

        Unless otherwise indicated, all currency amounts referenced in this MD&A are denominated in USD.

Forward-Looking Statements

        This MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and US securities laws. All statements in this MD&A, other than statements that are reporting results or statements of historical fact, are forward-looking statements which involve assumptions and describe our future plans, strategies and expectations. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations of these words or comparable terminology. Forward-looking statements include, without limitation, statements regarding: our strategic plans and objectives; growth strategy; customer diversification and expansion initiatives; and our expectations with respect to the results of the acquisition by us of the microwave transport business of Nokia Siemens Networks ("NSN"). There can be no assurance that forward-looking statements will prove to be accurate and actual results or outcomes could differ materially from those expressed or implied in such statements. Important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements are discussed in this MD&A under the heading "Risks and Uncertainties". Forward-looking statements are provided to assist external stakeholders in understanding management's expectations and plans relating to the future as of the date of this MD&A and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are made as of the date of this MD&A and the Company does not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent expressly required by law.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Risks and Uncertainties

        Our financial performance, achievements and results may be impacted by risks and uncertainties related to our business. These risks and uncertainties include, but are not limited to the following:

  •
  ability to successfully complete and integrate acquisitions of products or businesses, including the microwave transport business acquired from NSN, into our existing product lines and businesses and other risks associated with acquisitions;

  •
  dependence on the development and growth of the market for high-capacity wireless communications services;

  •
  reliance on a small number of customers for a large percentage of revenue;

  •
  intense competition from several competitors;

  •
  competition from indirect competitors;

  •
  a history of losses;

  •
  dependence on the ability to develop new products and enhance existing products;

  •
  our ability to successfully manage growth;

  •
  dependence on establishing and maintaining relationships with channel partners;

  •
  quarterly revenue and operating results which are difficult to predict and can fluctuate substantially;

  •
  the impact of the general economic downturn on our customers;

  •
  disruption resulting from economic and geopolitical uncertainty;

  •
  currency fluctuations;

  •
  exposure to credit risk for accounts receivable;

  •
  pressure on our pricing models from existing and potential customers and as a result of competition;

  •
  the allocation of radio spectrum and regulatory approvals for our products;

  •
  our customers' ability to secure a license for applicable radio spectrum;

  •
  changes in government regulation or industry standards that may limit the potential market for our products;

  •
  risks and expenses associated with our common shares and being a public company;

  •
  reliance on suppliers, including outsourced manufacturing, R&D service providers and third party component suppliers;

  •
  our ability to manage risks related to increasingly complex engagements with channel partners and end-customers;

  •
  our ability to protect our own intellectual property and potential harm to our business if we infringe the intellectual property rights of others;

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  •
  risks associated with software licensed by us;

  •
  a change in our tax status or assessment by domestic or foreign tax authorities;

  •
  a lengthy and variable sales cycle;

  •
  dependence on our ability to manage our workforce and recruit and retain management and other qualified personnel;

  •
  exposure to risks resulting from international sales and operations, including the requirement to comply with export control and economic sanctions laws;

  •
  product defects, product liability claims, or health and safety risks relating to wireless products; and

  •
  risks associated with possible loss of our foreign private issuer status.

        The risks and uncertainties listed above, and the impact of those risks and uncertainties materializing, may be materially increased by the completion, on June 1, 2012, of the acquisition by us of the microwave transport business of NSN (the "NSN Business"). In particular, material risks and uncertainties following the acquisition of the NSN Business include, without limitation:

  •
  reliance on NSN for a large percentage of our revenues;

  •
  increased cash requirements to fund acquired operations, and associated requirements to comply with debt financing covenants with our lenders, which should be understood in light of our history of losses noted above;

  •
  our ability to integrate the NSN Business to create a sustainable combined business, which is subject to a number of risks and certainties including those detailed in this MD&A under the heading "Other Integration Developments";

  •
  increased exposure to global currency fluctuations;

  •
  increased regulatory compliance obligations; and

  •
  risks associated with acquisitions generally as detailed in our AIF.

        Forward-looking statements relating to the NSN Business are also based on certain assumptions, including the parties' beliefs regarding the industry and markets in which the parties operate, and expectations regarding potential synergies and prospects for the business. The NSN Business is subject to risks, including: that expected synergies will not materialize; that unexpected costs will be incurred to integrate the business; or that end-customer demand will not meet expectations. Other risks relating to NSN, identified by Nokia Corporation, its controlling parent, are set out in Nokia Corporation's annual report on Form 20-F for the year ended December 31, 2011 under item 3D "Risk Factors".

        Although we have attempted to identify important factors that could cause our actual results to differ materially from our expectations, intentions, estimates or forecasts, there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend. Recent unprecedented events in global financial and credit markets have resulted in high market price volatility and contraction in credit markets. These on-going events could impact forward-looking statements contained in this MD&A in an unpredictable and possibly detrimental manner. In light of these risks, uncertainties and assumptions, any forward-looking events described in this MD&A might not occur or might not occur when stated.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

SELECTED FINANCIAL INFORMATION:

	Three Months Ended			Nine Months Ended
	November 30, 2012	November 30, 2011	November 30, 2010	November 30, 2012	November 30, 2011	November 30, 2010
REVENUE	38,452	11,830	27,008	95,583	36,506	102,905
Cost of sales	31,314	6,992	14,049	77,569	21,249	56,763

Gross profit	7,138	4,838	12,959	18,014	15,257	46,142

	18.6%	40.9%	48.0%	18.8%	41.8%	44.8%
EXPENSES
Research and development	9,769	5,380	4,817	26,307	17,751	13,104
Selling and marketing	3,935	3,793	4,735	11,950	11,722	13,339
General and administrative	6,218	4,985	3,286	20,001	12,665	8,453
Government assistance	—	(265)	(246)	—	(902)	(246)

	19,922	13,893	12,592	58,258	41,236	34,650

Income (loss) before other items	(12,784)	(9,055)	367	(40,244)	(25,979)	11,492
Amortization of intangible assets	(1,162)	(404)	(277)	(2,903)	(1,613)	(421)
Accretion expense	(16)	(60)	(122)	(68)	(612)	(122)
Restructuring expense	(839)	—	—	(1,637)	—
Interest income	(500)	143	88	(1,211)	354	196
Investment gain	—	1	155	—	21	168
Impairment of intangible assets	(4,407)	—	—	(8,424)	(8,315)	—
Gain on change in estimate	5,416	1,362	—	6,958	14,523	—
Gain on purchase of assets	—	—	—	19,397	—	—
Foreign exchange gain (loss)	419	(202)	(44)	(122)	(118)	142

Net Income (Loss)	(13,873)	(8,215)	167	(28,254)	(21,739)	11,455
Income tax expense	63	(157)	209	(509)	(1,458)	566

Net Income (Loss)	(13,936)	(8,058)	(42)	(27,745)	(20,281)	10,889
Net Loss Attributable to Non-Controlling Interest	69	41	—	177	168	—

Net Income (Loss) applicable to Shareholders	(13,867)	(8,017)	(42)	(27,568)	(20,113)	10,889

Basic income (loss) per share	(0.36)	(0.23)	(0.00)	(0.74)	(0.57)	0.30
Diluted income (loss) per share	(0.36)	(0.23)	(0.00)	(0.74)	(0.57)	0.29
Basic weighted average shares outstanding	38,033,222	35,542,247	35,125,724	37,313,926	35,486,924	36,010,148
Diluted weighted average shares outstanding	38,033,222	35,542,247	35,125,724	37,313,926	35,486,924	36,957,219

        The changes in the results between fiscal years 2013, 2012 and 2011 can be attributed to a number of factors including:

  1)
  The revenue growth between fiscal year 2012 and fiscal year 2013 is attributable to the NSN Business. Fiscal 2011 included sales to a US-based national carrier; sales to this carrier have decreased significantly in the intervening period.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  2)
  Gross profit was negatively impacted in fiscal year 2013 by the predominance of Original Equipment Manufacturer (OEM) related revenue which has higher volume discounts and therefore lower prices than sales through other channels.

  3)
  Operating expenses have increased in fiscal year 2013 because of the inclusion of the NSN services costs following the acquisition of the NSN Business. In fiscal year 2012, the professional legal and accounting fees associated with the acquisition activity pushed total operating expenses higher than they had been in the previous year.

Consolidated Balance Sheet Data:

	As at November 30 2012	As at February 29 2012
Assets:
Cash and cash equivalents	36,444	52,798
Restricted cash	393	177

Cash	36,837	52,975

Trade receivables	31,805	9,850
Inventory	29,669	27,043
Contingent receivable	13,739
Other Assets	9,209	5,570

Total Current Assets	121,259	95,438

Long Term Assets	31,174	24,683

Total Assets	152,433	120,121

Liabilities:
Accounts Payable & Accrued Liabilities	49,213	12,720
Other Short Term Liabilities	3,590	723
Contingent consideration		2,256

Total Short Term Liabilities	52,803	15,699

Long Term Liabilities	17,103	2,355

Total Liabilities	69,906	18,054

Total Equity	82,527	102,067

Total Liabilities and Shareholder's equity	152,433	120,121

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

        The following table sets out selected financial information for each of our most recent eight fiscal quarters. In the opinion of management, this information has been prepared on the same basis as our audited consolidated financial statements, and all necessary adjustments have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with our consolidated financial statements and related notes thereto.

        Historically, our operating results have fluctuated on a quarterly basis and we expect that quarterly financial results will continue to fluctuate in the future. The results of operations for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. Fluctuations in results relate to the project nature of the network installations of our end-customers. In addition, results may vary as a result of the timing of staffing, infrastructure additions required to support growth, and material costs required to support design initiatives. Operating results may not follow past trends for other reasons, including the impact of our strategic decisions with respect to, among other things, acquisitions of complementary products or businesses.

	FY11	FY12				FY13
	Feb 28 2011	May 31 2011	Aug 31 2011	Nov 30 2011	Feb 29 2012	May 31 2012	Aug 31 2012	Nov 30 2012

Revenue	15,105	11,049	13,627	11,830	9,150	12,974	44,157	38,452
Gross Profit	4,408	4,644	5,775	4,838	1,144	4,133	6,743	7,138
Gross Profit %	29%	42%	42%	41%	13%	32%	15%	19%
Operating Expenses	13,104	13,959	13,384	13,893	13,720	13,327	25,009	19,922
Income (loss) before other items	(9,315)	(9,315)	(7,609)	(9,055)	(12,576)	(9,194)	(18,266)	(12,784)
Net income (loss) for the period	(8,882)	(9,944)	(2,279)	(8,058)	(13,415)	(12,637)	(1,172)	(13,936)
Net income (loss) per share
Basic	(0.25)	(0.28)	(0.06)	(0.23)	(0.38)	(0.35)	(0.03)	(0.36)
Diluted	(0.25)	(0.28)	(0.06)	(0.23)	(0.38)	(0.35)	(0.03)	(0.36)
Weighted average number of shares outstanding
Basic	35,208,606	35,429,049	35,494,976	35,542,247	35,573,810	35,931,347	37,992,859	38,033,222
Diluted	35,208,606	35,429,049	35,494,976	35,542,247	35,573,810	35,931,347	37,992,859	38,033,222
Total Assets	170,580	162,426	145,948	134,128	120,121	109,616	164,099	152,433

RESULTS OF OPERATIONS

Overview

        DragonWave is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. Our carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of our products is wireless network backhaul. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Key points from comparing results of operations for the third quarter of fiscal 2013 to results for the third quarter in the previous fiscal year include the following:

  •
  On December 6, 2012, we announced that our revenue guidance for the quarter was revised to approximately $39.0 million. This estimate was subject to among other factors the completion of customary quarterly closing procedures. Revenue for the third quarter of fiscal 2013 as reported in our financial statements is $38.5 million. The December 6, 2012 revision to our guidance was the result of short-term supply challenges experienced in November, which caused orders expected to ship in November to be rescheduled to the fourth quarter, and lower than expected orders to support shipments to European customers.

  •
  Revenue increased by $26.6 million between the third quarter of fiscal 2013 and the third quarter of fiscal year 2012. The primary factors contributing to the revenue change are:

  •
  A $25.6 million increase in sales through the new NSN OEM sales channel.

  •
  An increase in sales through other OEM channels of $3.2 million.

  •
  A decrease in sales to a North American based national carrier and other regional carriers (direct sales) of $1.2 million.

  •
  A portion of the change in revenue was driven by the timing of installations across a number of customers in Europe, the Middle East and North America. The net impact of these changes was a reduction in revenue of $1.0 million.

  •
  Gross profit percentage decreased from 41% to 19% as a result of the dramatic change in the percentage of our sales through OEM rather than direct channels.

  •
  Operating expenses increased by $6.0 million for the third quarter of fiscal year 2013 when compared to the third quarter of 2012. Key factors contributing to the change are noted below:

Variances are expressed in USD Millions	Q3 FY2013 vs. Q3 FY2012
NSN Services (for China, Italy and for the Transitional Services Agreement)	7.0
Lease Holiday (amortization of benefit of not paying rent for a period of time—part of NSN Acquisition)	1.0
Depreciation on assets acquired through the NSN Acquisition	0.9
Reduction in funding from the Office of the Chief Scientist	0.3
Material spending for prototypes and customer demonstrations	(0.4)
Professional Services	(0.8)
Compensation related spending—decrease resulting from restructuring activities in December 2011, June 2012 and September 2012	(2.0)

6.0

  •
  Restructuring expenses associated with cost reduction activities announced in September 2012 reduced earnings by $0.8 million.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  •
  Amortization of software and the NSN Business related intangibles resulted in further non-cash expenses of $1.2 million.

  •
  Interest expenses on debt (including the amortization of financing costs) decreased earnings by $0.5 million.

  •
  The net impact of the revaluation of NSN Business related intangible assets along with the contingent receivable had a $1.0 million (gain) impact on the profit and loss statement.

  •
  As a result of the factors described above, we incurred a net loss applicable to shareholders of $13.9 million.

  •
  Cash (including cash and cash equivalents, short term investments and restricted cash) decreased by $7.1 million in the third quarter of fiscal 2013 resulting in an ending cash balance of $36.8 million.

Our Priorities

        This section includes forward-looking statements related to the NSN Business. See "Forward-Looking Statements" and "Risks and Uncertainties."

        On June 1, 2012 we announced the closing of the acquisition of NSN's microwave transport business, including its associated operational support system (OSS) and related support functions. We refer to the acquired business in this MD&A as the "NSN Business". The acquisition was effected pursuant to the Amended and Restated Master Acquisition Agreement between DragonWave Inc., its wholly-owned subsidiary DragonWave S.à r.l. and NSN dated May 3, 2012. Under this agreement, NSN retains responsibility for its existing solution sales and associated services for microwave transport, while we are responsible for the microwave transport product line, including research and development ("R&D"), product management and operations functions.

        In the third quarter of fiscal 2013 many of our activities focused on our continuing effort to integrate the NSN Business. Key activities included engaging the new customer base accessible through the NSN channel, establishing the business processes and infrastructure for our new Chinese operations, adjusting our contract manufacturing processes, reducing operating expenses, and monitoring our cash and credit facilities. These and other integration developments and challenges are detailed below.

  Engaging the Customer Base:

        In anticipation of the need to work closely with customers accessed through the NSN channel, additional sales, customer support and product line management personnel have been hired in locations including Russia, Africa, Brazil, Mexico, Europe and the Middle East. Our executive team members have met with key customers and NSN sales team members around the world to educate them about the product portfolio and new business model. This effort will continue into the fourth quarter as we work to strengthen the confidence of our new and existing end-customers and capitalize on international demand for cost effective backhaul solutions.

  Chinese Operations:

        NSN has continued to provide R&D and other support to the acquired business through services arrangements delivered by NSN in China and Italy. As planned, in the third quarter a portion of the R&D services delivered by NSN in China, together with certain other assets in China, were transferred from

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

NSN to DragonWave. This transfer included our hiring, effective November 30, 2012, of approximately 100 employees of NSN based in Shanghai. During the third quarter we established the business infrastructure for our new Chinese operations including banking, payroll and purchasing. We also acquired the design tools necessary for our new Chinese R&D centre.

  Contract Manufacturing:

        Our operations team has continued to work with NSN's former contract manufacturers, while at the same time developing manufacturing processes with new contract manufacturers. New products, including our Horizon Compact+, are moving through the new product introduction phases at an existing contract manufacturer while we establish the testing equipment, training programs and consignment inventory to manufacture in volume at a new contract manufacturing location.

Operations Expense Reduction:

        Our overall operating cost base increased as a result of our acquisition of the NSN Business. Reducing that cost base is a high priority and we have taken a number of steps to aid in that objective. Steps taken in the third quarter include reduction of staff, decreased spending on NSN services, and a reduction of external contractor and professional services spending.

        We reduced our spending by 20%, or $5.1 million dollars in the third quarter of fiscal 2013 compared to the second quarter of fiscal 2013. The key drivers of the decrease are outlined below.

Q3 FY2013 vs. Q2FY2013
USD Millions
Spending in the second quarter of fiscal 2013	25.0
Spending in the third quarter of fiscal 2013	19.9

Cost Reduction Achieved	5.1

Percentage Reduction	20%
Explanation of Decrease in Spending:
NSN Services (for China, Italy and for the Transitional Services Agreement)	(2.1)
Variable compensation	(0.8)
Professional Fees	(0.7)
Material spending	(0.6)
Compensation related spending	(0.5)
Travel related spending	(0.4)

Total Change	(5.1)

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        We will continue to seek additional cost reduction measures as we complete our integration, while prioritizing our product delivery commitments and innovation in our broader product portfolio. The scale of required cost control measures may be impacted by the developments detailed below under the heading "Other Integration Developments".

  Cash Resources:

        In order to carry out our objectives and priorities we require ongoing access to cash resources. We have established a long term credit facility with Comerica Bank and Export Development Canada. The asset based credit facility is for a total of $40.0 million, with an additional $20.0 million in additional credit (for total maximum credit of $60.0 million) subject to ongoing compliance with borrowing covenants and short term assets on hand. As at November 30, 2012 we had drawn $15.0 million. Our current working capital position and position relative to the covenants supports borrowing up to $20 million. The credit facility matures on May 31, 2014 and is secured by a first priority charge on all of the assets of DragonWave and its principal direct and indirect subsidiaries. Borrowing options under the credit facility include USD, Canadian dollar and Euro loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3 to 4% above the applicable base rates. The terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties.

  Other Integration Developments:

        The integration process for a sustainable business is not complete. In particular, we have encountered challenges in the following areas:

  •
  As indicated in our revised revenue guidance announced on December 6, 2012, sales to European customers have been lower than expected. Sales and the sales pipeline in other regions have also not met expectations and we have encountered customer relations matters relating to Nokia Siemens Networks historic product footprint. We are working with Nokia Siemens Networks to re-activate sales activities, with the goal of achieving a demand and revenue level consistent with a sustainable outsourced business.

  •
  Since June 1, 2012, we have procured R&D services from Nokia Siemens Networks in Italy and China. The Chinese services arrangement came to end on November 30, 2012, when we established our Chinese R&D centre and hired former Nokia Siemens Networks employees to staff the operation. The Italian services arrangement is still in place. Nokia Siemens Networks is currently undergoing a major restructuring in Italy and there has been labour unrest in the Nokia Siemens Networks group that is providing the services, including periodic withdrawal of services. In early January 2013, the unions representing this group of Nokia Siemens Networks workers notified us that a strike has been commenced for all microwave transport people and related global functions in Italy.

We are in discussions with Nokia Siemens Networks regarding the developments noted above with the goal of achieving stability and growth in the business. The items noted above have resulted in more pressure on our resources than anticipated and we will continue to monitor our cash position and resources to determine what actions are appropriate to support our business needs.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Non-GAAP Performances Measures

        This MD&A contains certain information that is not consistent with financial measures prescribed under GAAP. We use earnings before interest, taxes, depreciation and amortization ("EBITDA") as this measure allows management to evaluate our operational performance and the performance of our assets. EBITDA does not have any standardized meaning prescribed by GAAP, and is not designed to replace other measures of financial performance or the statement of cash flows as an indicator of liquid assets. This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. We use this non-GAAP measure because it provides additional information on our existing and active commercial operations performance.

        Adjusted EBITDA corresponds to EBITDA as defined above less elements that are non cash in nature. We believe that this metric is necessary in order to isolate the commercial operations from certain non-cash costs. Consistent improvement in adjusted EBITDA is one of management's primary objectives. These measures are used by us because we believe they provide useful information regarding performance. The definitions of the measures that we adopted may differ from those of other businesses. We calculate EBITDA and adjusted EBITDA consistently over each fiscal period.

Three Months Ended November 30, 2012
Summarized US GAAP Income Statement
Revenue	38,452
Cost of Sales	31,314

Gross Margin	7,138
Operating Expenses	19,922
Other Gains/Losses	1,152

Net Income (loss)	(13,936)
Reconciliation to Non-GAAP Measures
Net Income, under US GAAP	(13,936)
Interest expense	500
Tax expense	63
Depreciation of fixed assets	1,672
Amortization of intangible assets	1,162

EBITDA	(10,539)
Non-Cash and Normalizing Adjustments:
Stock option expenses	404
Impairment of intangible assets	4,407
Gain on change in estimate	(5,416)
Accretion expense	16
Inventory provision	18

Adjusted EBITDA	(11,110)

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Revenue and Expenses

  Revenue

        We consider that we have one reportable segment, namely, broadband wireless backhaul equipment. This has not changed as a result of the acquisition of NSN's microwave transport business. The vast majority of our sales come from the shipment of equipment (as opposed to services or software) either through direct sales, through sales to distributors, or through OEMs.

        We also analyze our sales according to geographic region and target product development and sales strategies to meet the special requirements of each region. The three main geographic regions that we examine are North America, Europe/Middle East & Africa ("EMEA") and the Rest of the World ("ROW"). At present, we ship to warehouse locations for NSN, and not to end customer sites, and therefore it is difficult to determine accurately a geographic split for the revenue related to this new sales channel.

	Three Months Ended			Nine Months Ended
	November 30, 2012	November 30, 2011	Variance	November 30, 2012	November 30, 2011	Variance
	$	$	$	$	$	$
North America	8,850	8,160	690	27,566	28,137	(571)
Europe, Middle East & Africa	2,415	3,318	(903)	6,621	6,990	(369)
ROW	1,604	352	1,252	3,514	1,379	2,135
New NSN OEM Channel	25,583	—	25,583	57,882	—	57,882

	38,452	11,830	26,622	95,583	36,506	59,077

  Cost of Sales and Expenses

        A large component of our cost of sales is the cost of product purchased from outsourced manufacturers. Final test and assembly for the links sold by us is carried on both at our premises and at the premises of our contract manufacturers. Additional costs for logistics and warranty activities are included in cost of sales. We use the services of several outsourced contract manufacturers with locations in India, Germany, Israel, China and Malaysia.

        R&D costs relate mainly to the compensation of our engineering group and the material consumption associated with prototyping activities. It also includes the costs associated with services agreements in place with NSN for services delivered in Italy and China. The Chinese services agreement came to an end on November 30, 2012 when we commenced our own Chinese operations, which will now be a direct cost.

        Selling and marketing expenses include the remuneration of sales staff, travel and trade show activities and customer support services. As well it includes the costs associated with services agreements with NSN.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        General and administrative expenses ("G&A") relate to the remuneration of related personnel, professional fees associated with tax, accounting and legal advice, and insurance costs. A portion of the services agreements with NSN are also included in G&A.

        Occupancy and information systems costs are related to our leasing costs and communications networks and are accumulated and allocated, based on headcount, to all functional areas in our business. Throughout the fiscal year, we have leased premises from a real estate company controlled by an individual who was a member of the Board of Directors until June 12, 2012. On June 12, 2012, following our Annual General Meeting of shareholders, that director ceased to be a member of the Board but our lease continued to remain in effect. Our management believes the terms of the lease reflect fair market terms and payment provisions.

Comparison of the three months and nine months ended November 30, 2012 and November 30, 2011

Revenue

Three Months Ended			Nine Months Ended
November 30, 2012	November 30, 2011	Variance	November 30, 2012	November 30, 2011	Variance
$	$	$	$	$	$
38,452	11,830	26,622	95,583	36,506	59,077

        The NSN Business is the largest single driver for the change in revenue in both the three and nine months ended November 30, 2012 compared to the same periods in the previous fiscal year. The increase in sales through other OEM sales channels also contributes to the increase. The reduction in sales of our Fusion product, and the decrease in sales to a US-based national carrier (previously our largest single customer) are two of the largest contributors to the downward pressure on revenue.

Variances in USD Millions	Third Quarter FY2013 vs. Third Quarter FY2012	Year to Date FY2013 vs. Year to Date FY2012
New NSN OEM sales channel	25.6	57.9
Other OEM Sales Channels (North America and Japan)	3.2	9.3
Other	0.3	(3.0)
Reduction in the sale of Fusion products (Israel)	(0.1)	(1.4)
North American Resellers and Distributors	(0.2)	1.5
Middle East—large project completed in Q3 of previous year	(0.4)	1.3
US-based national carrier	(0.5)	(3.4)
North American-based regional carriers	(0.6)	(0.8)
Europe—completion of a project in Eastern Europe	(0.7)	(2.3)

	26.6	59.1

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Gross Profit

Three Months Ended				Nine Months Ended
November 30, 2012	November 30, 2011	Variance		November 30, 2012	November 30, 2011	Variance
$	$	$		$	$	$
7,138	4,838	2,300		18,014	15,257	2,757
19%	41%	(22%	)	19%	42%	(23%	)

        The lower gross profit percentage in the third quarter of fiscal 2013 compared to the same period in the previous year relates primarily to the shift in the percentage of sales through OEM channels which have lower pricing compared to direct sales. Sales through OEM channels accounted for approximately 77% of our total sales for the quarter (compared to less than 5% in the same quarter in the previous fiscal year). Our operations team is working with our existing and new contract manufacturers to minimize material spending and maximize yields for new and existing products. We are also working on strategies to reduce our overhead costs, including moving an increasing number of activities previously internally performed by DragonWave to lower cost manufacturing sites. These measures taken together are intended to help us partially offset downward pricing pressure resulting from increased reliance on OEM sales channels.

Expenses:

Research and Development

Three Months Ended			Nine Months Ended
November 30, 2012	November 30, 2011	Variance	November 30, 2012	November 30, 2011	Variance
$	$	$	$	$	$
9,769	5,380	4,389	26,307	17,751	8,556

        R&D expenses have changed significantly year over year as a result of the acquisition of the NSN Business, as well as the restructuring and cost reduction activities we have undertaken to reduce the overall cost base.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Changes to R&D Expense in USD Millions:

	Q3 FY2013 vs. Q3 FY2013	YTD FY2013 vs. YTD FY2013
NSN Services	5.1	12.0
Higher Depreciation costs for the assets acquired from NSN	1.0	1.9
Lease Holiday (amortization of the lease asset)	1.0	1.9
Travel Costs	—	0.1
Variable Compensation	(0.1)	(0.3)
Lower external design services costs	—	(0.4)
Lower costs of materials spending	(0.5)	(1.0)
Compensation costs—lower as a result of staff reductions	(2.1)	(5.6)

	4.4	8.6

Sales and Marketing

Three Months Ended			Nine Months Ended
November 30, 2012	November 30, 2011	Variance	November 30, 2012	November 30, 2011	Variance
$	$	$	$	$	$
3,935	3,793	142	11,950	11,722	228

        Sales and marketing ("S&M") expenses increased as a result of our acquisition of the NSN Business and staff increases in product line management and sales. These increases were partially offset by spending reductions in other areas including within our customer service organization.

Changes to S&M expense in USD Millions:

	Q3 FY2013 vs. Q3 FY2012	YTD FY2013 vs. YTD FY2012
NSN Services	0.3	0.8
Variable compensation—higher because of the revenue increase	0.2	0.7
Lower external contractor costs	(0.2)	(0.2)
Material spending associated with customer trials and demonstrations	(0.2)	(0.5)
Reduction in compensation costs	—	(0.6)

	0.1	0.2

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

General and Administrative

Three Months Ended			Nine Months Ended
November 30, 2012	November 30, 2011	Variance	November 30, 2012	November 30, 2011	Variance
$	$	$	$	$	$
6,218	4,985	1,233	20,001	12,665	7,336

        G&A expenses include the costs of the operations organization not charged directly to cost of goods sold ("COGS") or inventory. These costs include senior supply management staff, and contract manufacturing specialists who have been working to set up new contract manufacturing processes and relationships. Our acquisition of the NSN Business has had a significant impact on the G&A expense category, as a result of acquisition-related expenses including outside professional services and travel.

Changes to G&A Expenses in USD Millions

	Q3 FY2013 vs. Q3 FY2013	YTD FY2013 vs. YTD FY2013
NSN services	1.6	3.4
Closing costs of the NSN Acquisition	—	1.2
Operations related costs not in COGS	0.1	1.1
Higher professional fees associated with new contract manufacturing relationships	0.4	0.7
Rent	—	0.5
Travel	—	0.5
Compensation costs—Luxembourg staff and executive staff addition	0.1	0.4
Variable Compensation	—	0.4
Lower legal and accounting fees associated with the NSN Acquisition	(1.0)	(0.9)

	1.2	7.3

Government Assistance

Three Months Ended			Nine Months Ended
November 30, 2012	November 30, 2011	Variance	November 30, 2012	November 30, 2011	Variance
$	$	$	$	$	$
0	(265)	265	0	(902)	902

        The credit in both the three and nine months ended November 30, 2011 reflects research and development funding received through the Office of the Chief Scientist ("OCS") of the Ministry of Industry and Trade in Israel. In connection with this funding, we will be required to pay royalties at the rate of 3% to 3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

100% of the OCS grants, bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. There was no funding in fiscal 2013.

Amortization of Intangible Assets

	Three Months Ended November 30,			Nine Months Ended November 30,
	2012	2011	Variance	2012	2011	Variance
	$	$	$	$	$	$
Amortization of Axerra Technology & Customer Relationships		199	(199)	451	1,049	(598)
Amortization of NSN (Technology, Customer Relationships & Favourable AR terms)	891	—	891	1,628	—	1,628
Amortization of computer software & infrastructure software	271	205	66	824	564	260

	1,162	404	758	2,903	1,613	1,290

        The amortization of technology and customer relationships acquired as part of our acquisition of Axerra, and related OCS liability ended with the write off of Axerra acquisition related intangibles on August 31, 2012. The variances therefore relate primarily to the NSN Business and the purchase price accounting that resulted in the recognition of intangible assets on the balance sheet at the acquisition date.

Accretion (Expense)

Three Months Ended			Nine Months Ended
November 30, 2012	November 30, 2011	Variance	November 30, 2012	November 30, 2011	Variance
$	$	$	$	$	$
(16)	(60)	44	(68)	(612)	544

        The accretion expense in the nine months ended November 30, 2012 and in the same period in the previous fiscal year relates primarily to the accretion of the OCS liability. As we have re-valued and reduced the estimated liability over time the accretion expense has decreased. The value of the OCS liability was reduced to zero at August 31, 2012. A small accretion expense was recognized in the three months ended November 30, 2012 associated with NSN Business related balances.

Restructuring Expense

Three Months Ended			Nine Months Ended
November 30, 2012	November 30, 2011	Variance	November 30, 2012	November 30, 2011	Variance
$	$	$	$	$	$
(839)	0	(839)	(1,637)	0	(1,637)

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The restructuring expense in the third quarter of fiscal 2013 relates to the announcement we made on September 10, 2012 that we eliminated 48 positions across all functions from our workforce, primarily in our Ottawa and Israel locations. On a year to date basis the restructuring provision also includes the June, 2012 restructuring charges associated with the elimination of approximately 68 positions, once again primarily in our Ottawa and Israel locations. We will continue to assess the need to adjust the size and composition of our workforce as the integration of the NSN Business continues.

Interest Expense & Investment Gain

Three Months Ended			Nine Months Ended
November 30, 2012	November 30, 2011	Variance	November 30, 2012	November 30, 2011	Variance
$	$	$	$	$	$
(500)	144	(644)	(1,211)	375	(1,586)

        On June 4, 2012, in concert with our acquisition of the NSN Business, we borrowed $35.0 million against our credit facility with Comerica Bank and Export Development Canada. In August, 2012 we repaid $20.0 million of this line and as of the date of this MD&A $15.0 million is outstanding on the line. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. The terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties. During the three months ended November 30, 2012 we recognized $0.5 million in interest expense related to the debt facility, including the amortization of capitalized financing costs. The previous year gain relates to interest bearing investments we held in fiscal 2012.

Impairment of Intangible Assets, Gain on Change in Estimates & Gain on the Purchase of Assets

	Three Months Ended			Nine Months Ended
	November 30, 2012	November 30, 2011	Variance	November 30, 2012	November 30, 2011	Variance
	$	$	$	$	$	$
Impairment of intangible assets	(4,407)	0	(4,407)	(8,424)	(8,315)	(109)
Gain on change in estimate	5,416	1,362	4,054	6,958	14,523	(7,565)
Gain on purchase of assets	0	0	0	19,397	0	19,397

        The amounts identified in the table for the three month period ended November 30, 2012 relate to the NSN Business. In the nine months ended November 30, 2012 the balances relate both to Axerra related intangibles and NSN Business related intangibles. In the previous fiscal year the balances relate exclusively to Axerra related intangibles and contingent liabilities.

        During the three months ended November 30, 2012, in light of actual business performance in the two quarters post the closing of the NSN Acquisition, we performed analyses of our intangible assets in order to determine whether the carrying value of those assets exceeded the estimated future cash flows expected

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

to result from the use or disposition of those assets. Based upon these analyses, we determined that the carrying value of our Customer Relationship and Developed Technology intangible assets were in excess of the relative estimated future cash flows expected to result from their use or disposition. In each case where the fair value of the asset was less than the carrying value, we wrote the asset down to our fair value and recorded a corresponding impairment charge. In the first six months of fiscal 2013 and in the previous fiscal year all amounts relate to the revaluation of intangibles related to the Axerra acquisition.

        The Amended and Restated Master Acquisition Agreement entered into on May 3, 2012 included an arrangement with NSN for additional consideration that is contingent on actual sales of products achieved in the first eighteen months subsequent to the acquisition date. The fair value of the receivable on the balance sheet represents the discounted, most probable net amount to be received by us. During the three and nine month periods ended November 30, 2012 we increased the contingent receivable balance, based on a change in fair value, and recognized a gain of $5.4 million in the consolidated statement of operations and comprehensive income (loss) as a result of business performance subsequent to the acquisition date. In the first six months of fiscal 2013 and in the previous fiscal year all amounts associated with the gain on change in estimate relate to the OCS contingent liability which arose on the acquisition of Axerra.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        To understand the gain on the purchase of assets we have provided a summary of the transaction details, including the calculation of the gain on our acquisition of the NSN Business that was recorded in the second quarter of fiscal 2013.

Purchase Price
Cash	12,730
Shares	5,279
Other Consideration	1,205
Contingent Receivable	(10,562)

Total Purchase Price	8,652	8,652

VALUE OF ASSETS & LIABILITIES ACQUIRED
Tangible Assets
Inventory	11,378
Lease Inducement	2,093
Other Current Assets	2,564
Capital Assets	6,115

Tangible Assets Acquired	22,150	22,150
Intangible Assets
Customer Relationships	1,745
Developed Technology	10,800

Intangible Assets Acquired	12,545	12,545
Tangible Liabilities
Accounts Payable	—
Accrued Liabilities	2,484
Capital Lease Obligation	4,162

Tangible Liabilities Acquired	6,646	(6,646)

Net Value of Assets & Liabilities Acquired		28,049

Difference Between Purchase Price and Value of Assets & Liabilities Acquired		(19,397)

(This is recorded on the Profit & Loss Statement as a gain in Q2 FY2013)

        We recognized a one-time gain of $19.4 million in the nine months ended November 30, 2012 due to the difference between the cumulative tangible and intangible net assets and the purchase price.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Foreign Exchange Gain (Loss)

Three Months Ended			Nine Months Ended
November 30, 2012	November 30, 2011	Variance	November 30, 2012	November 30, 2011	Variance
$	$	$	$	$	$
419	(202)	621	(122)	(118)	(4)

        The foreign exchange balance for the three months ended November 30, 2012 is driven by the valuation of our foreign denominated monetary balances. In addition to the impact of the translation of our foreign currency denominated monetary balances in the nine month period ended November 30, 2012, the foreign exchange balance relates to the foreign exchange contracts we had in place for that time period. From time to time we utilize forward contracts to secure exchange rates with the objective of offsetting fluctuations in our operating expenses incurred in foreign currencies with gains or losses on the forward contracts. Our foreign exchange forward contracts matured at various dates through November 2012. During the three and nine months ended November 30, 2012, we recorded approximately $0.5million and $0.8 million of gains related to our foreign exchange forward contracts.

Income Taxes Expense (Recovery)

Three Months Ended			Nine Months Ended
November 30, 2012	November 30, 2011	Variance	November 30, 2012	November 30, 2011	Variance
$	$	$	$	$	$
63	(157)	220	(509)	(1,458)	949

        The year-over-year change in income tax expense relates primarily to the write down of the deferred tax differences associated with the impairment of certain Axerra related balance sheet items.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2012
Tables are expressed in USD $000's except share and per share amounts otherwise indicated

Liquidity and Capital Resources:

        The following tables sets out some of the key balance sheet metrics:

	As at November 30, 2012	As at February 29, 2012
Key Balance Sheet Amounts and Ratios:
Cash and Cash Equivalents	36,444	52,798
Restricted cash	393	177
Working Capital	68,456	79,739
Long Term Assets	31,174	24,683
Long Term Liabilities	17,103	2,355
Working Capital Ratio	2.3 : 1	6.1 : 1
Days Sales Outstanding in accounts receivable	71 days	107 days
Inventory Turnover	4.1 times	0.2 times

  Cash and Cash Equivalents, Restricted Cash and Short Term Investments

        As at November 30, 2012, we had $36.8 million in cash and restricted cash (collectively "Cash"), representing a $16.1 million decrease from the Cash balance at February 29, 2012 and a $7.1 million decrease from August 31, 2012

        The following table explains the change in the Cash in the three months ended November 30, 2012.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2012
Tables are expressed in USD $000's except share and per share amounts otherwise indicated

  Significant Factors affecting the change in Cash

Q3 FY2013
Net Income adjusted for Non-Cash Items	(11,176)
Working Capital Changes
Change in inventory	1,447
Change in Accounts Receivable	523
Change in Accounts Payable	2,778
Capital Asset Acquisitions
Purchase of intangible fixed assets—software	(411)
Purchase of new capital assets	(462)
Acquisition and Financing
Capital Lease obligation	(809)
Other	968

Total Changes in Cash	(7,142)
Beginning Cash Balance	43,979
Ending Cash Balance	36,837

7,142

        Financing activities had a limited impact on the Cash balance in the third quarter of fiscal 2013 with the debt facility remaining at $15.0 million throughout the quarter.

        The operating losses are driven by operating expense levels for an organization which was sized to support a larger revenue stream, and are the key factor in the change in Cash.

        Accounts payable grew at a faster rate than receivables which has been positive for Cash. Inventory growth was tightly controlled.

        Investment in capital assets and software was $0.9 million in the three months ended November 30, 2012.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2012
Tables are expressed in USD $000's except share and per share amounts otherwise indicated

Working Capital

Changes in working capital	February 29, 2012 to November 30, 2012
Beginning working capital balance	79,739
Cash and cash equivalents, restricted cash, and short term investments	(16,138)
Trade receivables	21,955
Inventory	2,626
Other current assets	3,467
Contingent receivable	13,739
Future income tax asset	172
Accounts payable and accrued liabilities	(36,493)
Deferred revenue	(250)
Capital lease obligation	(2,617)
Contingent royalty	372
Contingent consideration	1,884

Net change in working capital	(11,283)

Ending working capital balance	68,456

  Trade Receivables:

        The trade receivables balance increased by $22.0 million between February 29, 2012 and November 30, 2012 (February 29, 2012—$9.9 million; November 30, 2012—$31.8 million). The days sales outstanding in accounts receivable changed, decreasing from 107 days at February 29, 2012 to 71 days at November 30, 2012. Sales in the third quarter of fiscal 2012 were higher than they were in the three month period ended February 29, 2012 resulting in the higher accounts receivable balance. The days sales outstanding dropped as a result of the fact that a significant portion of the accounts receivable balance resides with a single customer that has favourable credit terms.

        As discussed in the Revenue section above, the NSN sales channel (which includes new business generated following the acquisition of the NSN Business, as well as sales of Horizon and Quantum to NSN) accounted for 70% of total sales in the third quarter and 63% of sales for the nine months ended November 30, 2012.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2012
Tables are expressed in USD $000's except share and per share amounts otherwise indicated

  Inventory:

        The inventory balance increased by $2.7 million between February 29, 2012 and November 30, 2012.

Explanation of Changes to Inventory	USD Millions
Opening Inventory Balance at March 1, 2012	27.0
Purchase of inventory through acquisition of NSN Business	11.4
Shipments of Flexipacket/Harmony product net of purchases	(3.8)
Shipments of Quantum, Horizon platforms and Airpair net of purchases	(3.2)
Changes in Provisions (including for Fusion products)	(2.7)
Other	1.0

Ending Inventory Balance at November 30, 2012	29.7

  Accounts Payable and Accrued Liabilities:

        The accounts payable and accrued liabilities balance increased from $12.7 million at February 29, 2012 to $49.2 million at November 30, 2012. The increase relates to the increased production levels following our acquisition of the NSN Business.

Goodwill Impairment Testing

        During the three months ended November 30, 2012, we performed an assessment of the events and circumstances subsequent to the annual goodwill impairment test and determined that the two-step goodwill impairment test was not required to be performed.

Liquidity and Capital Resource Requirements

        Based on our recent performance, current revenue expectations and plans to reduce our recurring expenses, our management believes cash resources will be available to satisfy working capital needs for at least the next 12 months.

Commitments as at November 30, 2012

        Future minimum operating lease payments as at November 30, 2012 per fiscal year are as follows:

USD Millions
2013	0.6
2014	2.4
2015	2.0
2016	1.4
Thereafter	1.0

7.5

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        In the normal course of our business activities, we are subject to claims and legal actions. We recognize a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In management's opinion, adequate provisions have been made for all current and future claims.

Royalty Commitments

        Under the research and development agreements of our subsidiary DragonWave Ltd., we did not receive or accrue any participation payments from OCS of the Ministry of Industry and Trade in Israel in the three and nine months ended November 30, 2012 (three and nine months ended November 30, 2011—$0.3 million and $0.9 million respectively). We are required to pay royalties at the rate of 3%-3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the OCS grants, bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

        During the nine months ended November 30, 2012 we adjusted the contingent royalty liability based on a change in estimate. A corresponding gain of $1.5 million in the nine months ended November 30, 2012 was made to recognize the change in estimate in the consolidated statement of operations and comprehensive income (loss). The consolidated statement of operations and comprehensive income (loss) in the prior fiscal year was adjusted for a write down of the contingent liability by $1.9 million and for the contingent consideration by $11.3 million.

Outstanding Share Data

        Our common shares are listed on the Toronto Stock Exchange under the symbol DWI and on the NASDAQ under the symbol DRWI.

Common Shares
Balance at August 31, 2012	38,025,305

Exercise of Stock Options	6,889
Other	8,816

Balance at November 30, 2012	38,041,010

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following is a summary of stock option activity:

	Options	Weighted Average Price (CAD)
Options outstanding at February 28, 2012	2,396,079	$5.90

Granted	12,000	$3.93
Exercised	—	$—
Forfeited	(148,816)	$7.23

Options outstanding at May 31, 2012	2,259,263	$5.80

Granted	555,000	$2.94
Exercised	(16,444)	$2.43
Forfeited	(129,535)	$6.90

Options outstanding at August 31, 2012	2,668,284	$5.17

Granted	140,000	$2.26
Exercised	(6,889)	$1.34
Forfeited	(108,678)	$6.48

Options outstanding at November 30, 2012	2,692,717	$5.04

        As at November 30, 2012, there were 38,041,010 common shares issued and outstanding and options to purchase 2,692,717 common shares granted under our stock option plan.

        As of January 4, 2013 there were 38,043,481 common shares issued and outstanding and there were 2,685,891 options outstanding under the stock option plan.

Restricted Shares & Employee Share Purchase Plan

        We launched an Employee Share Purchase Plan (the "ESPP"]) on October 20, 2008. The plan enables employees to purchase our common shares. We will match the employees' contribution at a rate of 25%. During the three months and nine months ended November 30, 2012, a total of 7,053 and 25,818 common shares, respectively, were purchased by employees at fair market value, while we issued 1,763 and 6,447 common shares, respectively, as our matching contribution. The shares contributed by us will vest 12 months after issuance.

        The fair value of the unearned ESPP shares as at November 30, 2012 was $30 thousand (February 29, 2012—$48 thousand). The number of shares held for release, and still restricted under the ESPP at November 30, 2012 was 9,028 (February 29, 2012—10,085).

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Off-Balance Sheet Arrangements:

(Actual Dollars)

City	Country	Lessor	Lease Expiry	Cost per Month
Paris	France	Multiburo	Month to Month	$4,000
Redditch	England	BNP Paribas	April, 2013	$8,000
Roswell, Georgia	United States	A-COLONIAL 100/200 OWNER, LLC	March, 2014	$5,000
Luxembourg City	Luxembourg	FPS Offïce Center S.A.R.L.	Month to Month	$1,500
Singapore	Singapore	APBC Pte Ltd	January, 2013	$4,700
Ottawa (Warehouse & Operations at Terry Fox Drive + Office Space at 411 Legget Drive)	Canada	Kanata Research Park	November, 2016	$125,000
Tel Aviv	Israel	Zisapel asset (1992) Ltd and Klil & Michael assets (1992) Ltd/ Margalin Holdings Ltd.	December, 2015/ November, 2013	$33,000
Shanghai	China	Caike Property (Shanghai) Co., Ltd	January, 2015	$55,404

        The leases are arranged at market pricing levels in all jurisdictions and the lease periods listed above represent a commitment for the time period indicated. We are actively seeking sub-lease arrangements in a number of locations as part of our efforts to reduce costs. There can be no assurance that we will secure sub-leases or that sub-lease terms will be favourable.

        We use an outsourced manufacturing model in which most of the component acquisition and assembly of our products is executed by third parties. Generally, we provide the supplier with a purchase order 90 days in advance of expected delivery. We are responsible for the financial impact of any changes to the product requirements within this period. In some cases when a product has been purchased by a contract manufacturer but not pulled on for a build after a certain amount of time, we provide a deposit against that inventory, but do not take ownership of it.

        Our contract manufacturers currently have inventory intended for use in the production of our products, and we have purchase orders in place for raw materials and manufactured products with these contract manufacturers as well. All of this material is considered to be part of the normal production process and is expected to be fully used based on current forecasts and projections. As mentioned previously, we would be responsible for the cost of the material approved to be purchased on our behalf by our contract manufacturers should those forecasts or projections change.

Financial Instruments

        Financial instruments are classified into one of the following categories: held-for-trading, held-to-maturity, available-for-sale, loans and receivables, and other financial liabilities.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Fair Value

        The following table summarizes the carrying values of our financial instruments:

	November 30, 2012	February 29, 2012
Held-for-trading(1)	37,039	52,975
Loans and receivables(2)	32,113	10,214
Other financial liabilities(3)	58,821	11,655

(1)
Includes cash, cash equivalents, restricted cash, and forward contracts

(2)
Includes trade receivables, contingent receivables and other receivables which are financial in nature

(3)
Includes accounts payable and accrued liabilities which are financial in nature

        Cash and cash equivalents, restricted cash, short term investments, trade receivables, other receivables, accounts payable and accrued liabilities are short term financial instruments whose fair value approximates the carrying amount given that they will mature shortly. As at the consolidated balance sheet dates, there are no significant differences between the carrying values of these items and their estimated fair values. All financial instruments have been measured using Level 1 inputs with the exception of our contingent receivable which has been measured using a level 3 input, a financial forecast developed using our own data.

Interest rate risk

        Cash and cash equivalents and our debt facility with fixed interest rates expose us to interest rate risk on these financial instruments. Interest expense of $0.5 million and $1.2 million was recognized during the three and nine months ended November 30, 2012 on our cash, cash equivalents, and debt facility (three and nine months ended November 30, 2011—Income of $0.1 million and $0.4 million).

Credit risk

        In addition to trade receivables and other receivables, we are exposed to credit risk on our cash and cash equivalents, restricted cash, and short term investments in the event that counterparties do not meet their obligations. We do not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or fair value of the financial instrument. We minimize credit risk on cash and cash equivalents and short term investments by transacting with only reputable financial institutions and customers.

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. To mitigate exchange risk, we utilize forward contracts to secure exchange rates with the objective of offsetting fluctuations in our operating expenses incurred in foreign currencies with gains or losses on the forward contracts. As at November 30, 2012 we had no forward contracts in place. During the three and nine months ended

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

November 30, 2012, we recorded approximately $0.5 million and $0.8 million of gains related to foreign exchange forward contracts. Our foreign exchange forward contracts are over-the-counter instruments. There is an active market for this type of instrument and, therefore, it is classified as Level 1 in the fair value hierarchy. All foreign currency gains and losses related to forward contracts are included in Foreign exchange gain (loss) in the Consolidated Statements of Operations.

        As of November 30, 2012, if the US dollar had appreciated 1% against all foreign currencies. With all other variables held constant, the impact of this foreign currency change on our foreign denominated financial instruments would have resulted in a decrease in after-tax net income of $0.2 million for the three and nine months ended November 30, 2012 (three and nine months ended November 30, 2011—$0.1 million), with an equal and opposite effect if the US dollar had depreciated 1% against all foreign currencies at November 30, 2012.

Transactions with Related Parties

        Throughout the current fiscal year, we leased premises from a real estate company controlled by an individual who was a member of the Board of Directors until June 12, 2012. On June 12, 2012, following our Annual General Meeting of shareholders, that director ceased to be a member of the Board.

Economic Dependence

        We were dependent on one key customer with respect to revenue in the three and nine months ended November 30, 2012. This customer represented approximately 70% and 63% of sales for three and nine months ended November 30, 2012 (three months ended November 30, 2011—two customers representing 23% and 11% of sales; nine months ended November 30, 2011—two customers representing 18% and 12% respectively].

Controls and Procedures

        At the end of the period covered by this MD&A (i.e., the three months ended November 30, 2012), an evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, which are our principal executive officer and principal financial officer, respectively, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based upon that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective as at November 30, 2012 to give reasonable assurance that the information we are required to disclose in reports that we file or submit under the Exchange Act and/or applicable Canadian securities legislation is (i) recorded, processed, summarized and reported, within the time periods specified in the U.S. Securities and Exchange Commission's as well as in accordance with applicable Canadian securities legislation rules and forms, and (ii) accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

        Our management is also responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) as well as

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

National Instrument 52-109 of the Canadian Securities Administrators. These controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Under the supervision and with the participation of our management, including our principal executive officer, our CEO, and principal financial officer, our CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of November 30, 2012.

        Ernst & Young LLP, the independent registered public accounting firm that audited our consolidated financial statements filed on SEDAR on May 3, 2012, has also audited the effectiveness of our internal control over financial reporting as of February 29, 2012, as stated in their report which is included in the annual audited financial statements.

  Changes in Internal Control over Financial Reporting

        During the period covered by this MD&A, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. All transactions related to our acquisition of the NSN Business have been recorded on our ERP system. Accounting and finance functions remain centralized at our head office with a small accounting team in Luxembourg, using our ERP system, and following our internal control framework assisting with receivables, invoicing and payments.

Critical Accounting Policies and Estimates

Inventory

        Inventory is valued at the lower of cost and net realizable value ("NRV"). The cost of inventory is calculated on a standard cost basis, which approximates average actual cost. NRV is determined as the market value for finished goods, replacement cost for raw materials, and finished goods market value less cost to complete for work in progress inventory. Indirect manufacturing costs and direct labour expenses are allocated systematically to the total production inventory.

Revenue recognition

        We derive revenue from the sale of broadband wireless backhaul equipment which includes embedded software and a license to use said software and extended product warranties. Software is considered to be incidental to the product. Services range from installation and training to basic consulting. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred and there are no significant remaining vendor obligations, collection of receivables is reasonably assured and the fee is fixed and determinable. Where final acceptance of the product is specified by the customer, revenue is deferred until acceptance criteria have been met.

        Our business agreements may also contain multiple elements. Accordingly, we are required to determine the appropriate accounting, including whether the deliverables specified in a multiple element

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

arrangement should be treated as separate units of accounting for revenue recognition purposes, the fair value of these separate units of accounting and when to recognize revenue for each element. For arrangements involving multiple elements, we allocate revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence ("VSOE") if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative estimated selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. We have determined the selling price for the undelivered items using VSOE and the delivered items using ESP.

        We generate revenue through direct sales and sales to distributors. We defer the recognition of a portion of sales to distributors based estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded. These estimates are based on historical sales returns, stock rotations and other known factors. During the previous fiscal year we determined that there was sufficient history to base estimates on and adapted our policy accordingly.

        Revenue associated with extended warranty and advanced replacement warranty is recognized ratably over the life of the contracted service.

        Revenue from engineering services or development agreements is recognized according to the specific terms and acceptance criteria as services are rendered.

        We accrue estimated potential product liability as warranty costs when revenue on the sale of equipment is recognized. Warranty costs are calculated on a percentage of revenue per month based on current actual warranty costs and return experience.

        Shipping and handling costs borne by us are recorded in cost of sales. Shipping and handling costs charged to customers are recorded as revenue, if billed at the time of shipment. Costs charged to customers after delivery are recorded in cost of sales.

        We generate revenue through royalty agreements as a result of the use of its Intellectual Property. Royalty revenue is recognized as it is earned.

  Advanced Replacement and Extended Warranty

        Advanced replacement and extended warranty contracts are services offered by us to our customers as an option to purchase either at the time the goods are shipped or at any time after shipment takes place. Many customers wait to purchase extended warranty coverage until their standard warranty period ends.

        Advanced replacement is a service we sell which provides to customers the benefit of having a replacement radio or modem shipped to them when a unit they own has been confirmed by us to be malfunctioning. When the customer receives the replacement radio or modem, they ship the malfunctioning unit back to us. We repair and keep the returned unit.

        Standard warranty for customers generally varies between 12 and 39 months. Our extended warranty programs enable customers to continue to have repairs and customer support guidance beyond the standard warranty period.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Training

        We earn a minimal portion of our total revenue from the sale of training services primarily to installation companies. Only in rare circumstances do we provide or sub-contract installation services (see below), as the customers to whom we sell microwave equipment outsource the installation to specialized companies. As a result, installation training revenue is generally not sold as a bundled service because it is sold to a different customer base. Further, any training that is provided is not essential to the functionality of our product offerings, and is thus considered an insignificant deliverable to the overall arrangement and not considered a separate unit of accounting.

  Installation

        We do not offer installation services. Periodically, a customer may request that we arrange for the installation of the equipment through a fourth party service provider as a condition of the sale. In this case, a separate services agreement is created between us and the end-user of our equipment, and we sub-contract the installation to a qualified installer. Evidence that the revenue associated with the installation service represents the fair value of the offering is provided by the sub-contracted value of the installation.

        The revenue recognition concepts highlighted above have not changed as a result of of our acquisition of the NSN Business. Shipping terms through the NSN OEM sales channel follow the Incoterms used by our other customers and do not include acceptance criteria.

Research and development

        Our research costs are expensed as incurred. Our development costs other than property and equipment are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Development costs incurred prior to establishment of technological feasibility do not meet these criteria, and are expensed as incurred.

Income taxes

        Income taxes are accounted for using the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Deferred income tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which temporary differences are expected to be recovered or settled. We provide a valuation allowance against our deferred tax assets when we believe that it is more likely than not that the assets will not be realized.

        We determine whether it is more likely than not that an uncertain tax position will be sustained upon examination by the tax authorities. The tax benefit of any uncertain tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon successful resolution. To the extent a full benefit is not expected to be realized, an income tax liability is effectively established. We recognize accrued interest and penalties on unrecognized tax benefits as interest expense.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2012
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Management periodically reviews our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When management performs its quarterly assessments of the provision and valuation allowance, it may be determined that an adjustment is required. This adjustment may have a material impact on our financial position and results of operations.

ACCOUNTING POLICIES ADOPTED IN THE CURRENT FISCAL YEAR

Presentation of comprehensive income

        We adopted Accounting Standard Update ("ASU") 2011-05, which revised the manner in which entities present comprehensive income in their financial statements. The new guidance removed the presentation options in ASC 220 and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income.

Fair value measurements

        We adopted ASU No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS", which amended Accounting Standards Codification 820, Fair Value Measurements. ASU 2011-04 eliminates certain differences that existed between US and international fair value accounting concepts, and also clarifies existing guidance under GAAP. Additionally, among other disclosures, this ASU requires certain new quantitative and qualitative disclosures regarding unobservable fair value measurements. The adoption did not have an impact on our consolidated financial statements.

FUTURE ACCOUNTING CHANGES

Disclosures about Offsetting Assets and Liabilities

        In December 2011, the Financial Accounting Standards Board issued ASU 2011-11, "Disclosures about Offsetting Assets and Liabilities", which creates new disclosure requirements about the nature of an entity's rights of offset and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. The new disclosures are designed to make financial statements that are prepared under US Generally Accepted Accounting Principles more comparable to those prepared under International Financial Reporting Standards. We are evaluating the impact of ASU 2011-11 on our consolidated financial statements.

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  Exhibit 99.3